Exhibit 99.1

monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
June 26, 2025
Dear Shareholder,

You are cordially invited to attend the Annual General Meeting (the “Meeting”) of the shareholders of monday.com Ltd. (the “Company”), to be held at 6:00 p.m., Israel time, on July 31, 2025, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel.

The Company’s notice of the Meeting and the proxy statement (“Proxy Statement”) appearing on the following pages describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 20, 2025 are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The Company’s board of directors recommends a vote “FOR” the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or to the Company’s offices, or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, /s/ Jeff Horing, Chair of the Board of Directors

monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of monday.com Ltd. (the “Company,” “we” or “our”) will be held at 6:00 p.m., Israel time, on July 31, 2025, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, for the following purposes:

1.
to re-elect Mr. Roy Mann, Ms. Gili Iohan and Mr. Ronen Faier as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2028, and until their successors are duly elected and qualified; and

2.
to re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals, members of the Company’s management will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

Our board of directors unanimously recommends that you vote “FOR” each of the above proposals, which are described in the accompanying proxy statement.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders of record at the close of business on June 20, 2025 are entitled to vote at the Meeting.

A proxy statement describing the matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be available on or about June 26, 2025, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (“SEC”) under cover of Form 6-K and will be available at https://ir.monday.com/ and on the SEC’s website at www.sec.gov. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on July 30, 2025, or to our offices, to the attention of Ms. Shiran Nawi, Chief People and Legal Officer, no later than 8:00 a.m. (Israel time) on July 31, 2025. Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other nominee, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct them to vote your shares.

Tel-Aviv, Israel June 26, 2025	By Order of the Board of Directors, /s/ Jeff Horing, Chair of the Board of Directors

monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, no par value (“Shares”), of monday.com Ltd. (the “Company,” “we” or “our”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (“Board of Directors”) for use at the Annual General Meeting of shareholders (“Meeting”) to be held at 6:00 p.m., Israel time, on July 31, 2025, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or at any adjournments or postponements thereof, pursuant to the accompanying notice of meeting (“Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.
to re-elect Mr. Roy Mann, Ms. Gili Iohan and Mr. Ronen Faier as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2028, and until their successors are duly elected and qualified; and

2.
to re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

 In addition to considering and voting on the foregoing proposals (“Proposals”), the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described below.

Record Date

Only shareholders of record at the close of business on June 20, 2025, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided or to the Company’s offices or vote by telephone or over the Internet in accordance with the instructions on your proxy card. As of May 31, 2025, the Company had outstanding 51,415,189 Shares, each of which is entitled to one vote on each of the matters being voted on at the Meeting.

Quorum and Adjournment

Pursuant to our Amended and Restated Articles of Association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting power. A meeting adjourned for lack of a quorum will generally be adjourned (i) to the same day of the following week at the same time and place, (ii) to such day, time and place if so specified in the notice of the meeting, or (iii) to such day, time and place as the Chairperson of the Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Amended and Restated Articles of Association, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions and Broker Non-Votes

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other nominee holding shares for a beneficial owner is present in person or by proxy at the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. However, absent specific instructions from the beneficial owner of the shares, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. Proposal No. 1, the re-election of our Class I directors, is considered to be non-routine, and Proposal No. 2, the re-appointment of independent auditors and authorization of the Board of Directors to fix their remuneration (with power of delegation to its audit committee) is considered to be routine. Thus, if you hold your Shares in “street name” and do not provide your bank, broker or other nominee with specific instructions regarding how to vote on Proposal No. 1, your bank, broker or other nominee will not be permitted to vote your Shares on the Proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Shares, if the shareholder wants its Shares to count for all Proposals.

If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6‑K furnished with the U.S. Securities and Exchange Commission (the “SEC”).

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, broker non-votes and abstentions will not be counted as represented and voting in person or by proxy. On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Voting Procedures

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices, or to vote by telephone or over the Internet in accordance with the instructions on your proxy card. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Beneficial Owners

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof that such record holder held the Shares on the record date. If you are a beneficial owner whose Shares are held through a bank, broker or other nominee, you should follow the directions provided by your bank, broker or other nominee regarding how to instruct them to vote your Shares.  It is important for a shareholder that holds Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote if the shareholder wants its Shares to be voted on all Proposals.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed or mail the proxy card to the Company’s offices. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal (although, as described under “Quorum and Adjournment” above, they will be counted for the purpose of determining a quorum).

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). Shareholders who hold shares in “street name” should follow the directions of, or contact, the bank, broker or other nominee if they desire to revoke or modify previously submitted voting instructions.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least five percent of the outstanding voting rights of the Company may submit to the Company a proposal on the election of a candidate to the Board or removal of a director therefrom, and any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting unrelated to the election of a candidate to the Board or removal of a director therefrom, to the Company’s offices, c/o Ms. Shiran Nawi, Chief People and Legal Officer, at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or by email at ir@monday.com, no later than July 3, 2025. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than July 10, 2025, which will be furnished to the SEC on Form 6-K, and will be made available to the public at https://ir.monday.com/ and on the SEC’s website at http://www.sec.gov.

Voting Results

The final voting results will be tallied by the Company’s Chief People and Legal Officer based on the information provided by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC and will be made available to the public at https://ir.monday.com/ and on the SEC’s website at http://www.sec.gov.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be made available to shareholders on or about June 26, 2025 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on July 30, 2025, or to our offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, to the attention of Ms. Shiran Nawi, Chief People and Legal Officer, no later than 8:00 a.m. (Israel time) on July 31, 2025. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at https://ir.monday.com/. The contents of that website are not incorporated by reference in this Proxy Statement and are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Shares, as of May 31, 2025, by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Shares;

●	each of our directors and executive officers; and

●	all of our executive officers and directors as a group.

Beneficial ownership of Shares is determined under the rules of the SEC and generally includes any Shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on 51,415,189 Shares outstanding as of May 31, 2025 and includes the number of Shares underlying options and warrants that are exercisable within 60 days from the date of May 31, 2025 or RSUs vesting within 60 days of May 31, 2025.  Shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Shares. Neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their Shares. Unless otherwise noted below, the address of each shareholder listed below is 6 Yitzhak Sadeh St., Tel Aviv 6777506, Israel.

Name	Number of Shares	Percentage

Principal Shareholders
WCM Investment Management, LLC (1)	4,193,557	8.2%
FMR LLC (2)	3,610,898	7.0%
Sonnipe Limited (3)	3,159,843	6.1%

Directors and Executive Officers
Roy Mann (4)	4,918,245	9.5%
Eran Zinman (5)	1,826,371	3.5%
Eliran Glazer (6)	9,388	*
Daniel Lereya (7)	57,597	*
Casey George	-	*
Shiran Nawi (8)	31,234	*
Avishai Abrahami (9)	363,631	*
Aviad Eyal (10)	198,731	*
Jeff Horing (11)	4,616	*
Ronen Faier (12)	3,935	*
Gili Iohan (13)	3,935	*
Petra Jenner (14)	670	*
All directors and executive officers as group (12 persons)	7,418,353	14.4%
____________

 * Indicates ownership of less than 1%

(1)
Based on the Schedule 13G filed by WCM Investment Management, LLC with the SEC on October 4, 2024, WCM Investment Management, LLC has sole voting power and sole dispositive power over 4,193,557 ordinary shares. WCM Investment Management, LLC’s address is 281 Brooks Street, Laguna Beach, California 92651.

(2)
Based on the schedule 13G/A filed by FMR LLC with the SEC on May 12, 2025, FMR LLC has sole voting power over 3,327,181 ordinary shares and sole dispositive power over 3,610,898 ordinary shares. FMR LLC’s address is 245 Summer Street, Boston, Massachusetts 02210.

(3)
Based on the Schedule 13G/A filed by Sonnipe Limited (“Sonnipe”) with the SEC on May 15, 2025. Sonnipe has sole voting power and sole dispositive power over 3,159,843 ordinary shares. Sonnipe’s address is Peveril Buildings, Peveril Square Douglas, Isle of Man, IM99 1RZ.

(4)
Consists of (i) 4,832,132 ordinary shares held of record by Roy Mann, (ii) 85,397 ordinary shares subject to options held by Roy Mann that are exercisable within 60  days of May 31, 2025, and (iii) 716 RSUs held by Roy Mann that vest within 60 days of May 31, 2025.

(5)
Consists of (i) 1,748,888 ordinary shares held of record by Eran Zinman, (ii) 75,362 ordinary shares subject to options held by Eran Zinman that are exercisable within 60 days of May 31, 2025, and (iii) 2,121 RSUs held by Eran Zinman that vest within 60 days of May 31, 2025.

(6)
Consists of (i) 6,389 ordinary shares held of record by Eliran Glazer, (ii) 1,176 ordinary shares subject to options held by Eliran Glazer that are exercisable within 60 days of May 31, 2025, and (iii) 1,823 RSUs held by Eliran Glazer that vest within 60 days of May 31, 2025.

(7)
Consists of (i) 11,876 ordinary shares held of record by Daniel Lereya, (ii) 44,364 ordinary shares subject to options held by Daniel Lereya that are exercisable within 60 days of May 31, 2025, and (iii) 1,357 RSUs held by Daniel Lereya that vest within 60 days of May 31, 2025.

(8)
Consists of (i) 9,275 ordinary shares held of record by Shiran Nawi, (ii) 20,750 ordinary shares subject to options held by Shiran Nawi that are exercisable within 60 days of May 31, 2025, and (iii) 1,209 RSUs held by Shiran Nawi that vest within 60 days of May 31, 2025.

(9)
Consists of (i) 264,131 ordinary shares held of record by Avishai Abrahami, and (ii) 99,500 ordinary shares subject to options held by Avishai Abrahami that are exercisable within 60 days of May 31, 2025.

(10)	Consists of 198,731 ordinary shares held of record by Aviad Eyal.

(11)	Consists of 4,616 ordinary shares held of record by Jeff Horing.

(12)	Consists of 3,935 ordinary shares held of record by Ronen Faier.

(13)	Consists of 3,935 ordinary shares held of record by Gili Iohan.

(14)	Consists of 536 ordinary shares held of record by Petra Jenner, and 134 RSUs held by Petra Jenner that vest within 60 days of May 31, 2025.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2024 by our five most highly compensated executive officers see “Compensation” beginning on page 151 of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 17, 2025 (the “Annual Report”), a copy of which is available on our website at https://ir.monday.com/.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Our culture is why we win. Our culture is more than a catchphrase or a poster on a wall. It is what we do. It is how we act. Our culture is the ‘monday.com way.’

•
Transparency and Trust. Trust is the foundation of our relationships. Internally, we do this by being transparent around data, goals, and decisions so teams can drive fast, effective and impactful execution. Externally, our shareholders, customers, and other stakeholders know we are committed to leading with transparency by keeping them informed through accurate and clear disclosures and open communication. With transparency and trust in place, we build strong connections with our larger stakeholder community by delivering on promises, acting with integrity, and prioritizing ethical conduct.

•
Customer Centricity.  Our customers’ satisfaction and success are at the heart of everything we do. We are passionately committed to helping customers with our best-in-class support and believe that when our customers win, we win.

•
Product First. We mean it when we say that a product should work for the customer rather than the other way around. Every feature is designed with ease of use in mind to deliver the best user experience. We are invested in providing a tailored product experience to various teams and industries that best suits their unique needs.

•
Ownership and Impact. We expect our employees to take full ownership over their work, managing every aspect from start to finish. This instills a sense of personal investment, empowerment, and drive, leading the people of monday.com to own their wins and their failures. With everyone stepping up to bring excellence to their work, each person can see their unique contribution and impact on the company’s success. For us, ownership also goes beyond the individual level of work. As a large organization, we feel a collective responsibility to take ownership over large-scale challenges, stepping up to do good and impact our community and beyond.

•
Speed and Execution. We believe the faster you execute, the faster you learn, iterate, and improve. We are constantly running at our own pace and seeking feedback, both internally and from customers so that we can outdo our best. This eagerness to try and improve gives us a competitive edge, especially as we continue to scale.

•
Inclusivity. We have embedded inclusivity in the core of our company values and platform experience because we believe that the variety of voices helps us uncover blindspots, boost creativity, and bring fresh perspectives to the table. We prioritize inclusivity because we believe it creates a better team, a better product, and, ultimately, a better customer experience.

Environmental, Social and Governance (“ESG”). ESG matters are of the utmost importance to who we are as a Company, and we are committed to applying the ‘monday.com way’ to meet the challenges and opportunities that arise within the ESG space. To this extent, we have a dedicated ESG committee of the Board of Directors that is charged with overseeing our ESG efforts. We also have a dedicated website https://monday.com/p/ESG, where we highlight and share our ongoing ESG projects. Additionally, we published our ESG report for the fiscal year 2024 on this website, which provides a deep dive into our ESG philosophy and framework. The contents of our website and the ESG report are not incorporated by reference in this Proxy Statement and are not a part of this Proxy Statement.

For more information regarding our Board of Directors, its committees, and our corporate governance practices, see “Board Practices” beginning on page 156 of our Annual Report.

PROPOSAL NO. 1

RE-ELECTION OF OUR CLASS I DIRECTORS

Background

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election. Our directors are divided among the three classes as follows:

•          the Class I directors are Roy Mann, Gili Iohan and Ronen Faier, and their terms will expire at the Meeting;

•          the Class II directors are Eran Zinman, Aviad Eyal and Petra Jenner, and their terms will expire at our annual general meeting of shareholders to be held in 2026; and

•          the Class III directors are Avishai Abrahami and Jeff Horing, and their terms will expire at our annual general meeting of shareholders to be held in 2027.

At the Meeting, shareholders will be asked to re-elect Roy Mann, Gili Iohan and Ronen Faier as Class I directors.

If re-elected at the Meeting, Roy Mann, Gili Iohan and Ronen Faier will serve until the Company’s 2028 annual general meeting of shareholders, and until their successors have been duly elected and qualified, or until their office is vacated in accordance with our Amended and Restated Articles of Association or the Companies Law.

In accordance with the Companies Law, Roy Mann, Gili Iohan and Ronen Faier have certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and have sufficient time to fulfill their duties as a director of monday.com, taking into account the size and special needs of monday.com. Our Board has determined that each of Gili Iohan and Ronen Faier is independent and satisfies the additional requirements applicable to members of an audit committee and a compensation committee under SEC and Nasdaq corporate governance rules. Gili Iohan and Ronen Faier both currently serve on our audit committee, compensation committee and nominating committee. In addition, Roy Mann and Ronen Faier currently serve on our environmental, social and governance committee. The director nominees will continue to serve on those committees subject to their re-election at the Meeting.

During 2024, all of our directors attended at least 80% of the aggregate of our Board of Directors and applicable committee meetings.

The nominating committee of our Board of Directors recommended that Roy Mann, Gili Iohan and Ronen Faier be re-elected at the Meeting as Class I directors for a term to expire at the Company’s 2028 annual general meeting of shareholders, and until their successors have been duly elected and qualified, or until their office is vacated in accordance with our Amended and Restated Articles of Association or the Companies Law. Our Board of Directors approved this recommendation.

Biographical information concerning Roy Mann, Gili Iohan and Ronen Faier is set forth below:

Roy Mann is our Co-Founder and has served as our Co-Chief Executive Officer since June 1, 2012. Mr. Mann has also served as a member of our board of directors since February 2012. Mr. Mann previously served as a senior technology leader at Wix.com Ltd. (Nasdaq: WIX), from 2010 to 2012. Mr. Mann is also the Co-Founder of and led the technology vision and operation at SaveAnAlien.com, from 2006 to 2010. Mr. Mann holds a B.A. in Computer Science from the Interdisciplinary Center Herzliya, Israel.

Gili Iohan has served as an independent director on our board of directors since June 9, 2021. Since 2018, Ms. Iohan has been a partner at ION Crossover Partners, an Israeli-based cross-over fund and has been a Partner of Cato Networks since 2024. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. (Nasdaq: VRNS), Fiverr International Ltd. (Nasdaq: FVRR), as well as Aqua Security Ltd. and Lusha Ltd. Ms. Iohan previously served on the board of directors of SimilarWeb Ltd. (NYSE. SMWB) until 2024. Ms. Iohan holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Ronen Faier has served as an independent director on our board of directors since June 9, 2021. Mr. Faier has previously served as the Chief Financial Officer of SolarEdge Technologies Inc. (Nasdaq: SEDG). Previously, Mr. Faier served as the Chief Financial Officer of Modu Ltd. from 2008 through December 2010 and as the Chief Financial Officer of M-Systems Ltd., which was acquired by SanDisk Corp. (a Western Digital Corp. (Nasdaq: WDC) company). Mr. Faier has served on the board of directors of Kaltura Inc. (Nasdaq: KLTR) since July 2021 and Cato Networks Ltd. Mr. Faier holds a B.A. in accounting and economics from the Hebrew University in Jerusalem and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

(a)
“RESOLVED, that Roy Mann be re-elected as a Class I director, to serve until the Company’s 2028 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.”

(b)
“RESOLVED, that Gili Iohan be re-elected as a Class I director, to serve until the Company’s 2028 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.”

(c)
“RESOLVED, that Ronen Faier be re-elected as a Class I director, to serve until the Company’s 2028 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolutions.

PROPOSAL NO. 2

 RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

Background

Our audit committee and Board of Directors have approved the appointment of Brightman, Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accountants for the year ending December 31, 2025, subject to the approval of our shareholders.

The following table sets forth the total fees that were paid by the Company and its subsidiaries to the Company’s independent auditors, Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, in each of the previous two fiscal years:

	2024	2023
	(in thousands)
Audit fees(1)	$725	$700
Audit-related fees	--	--
Tax fees(2)	65	83
Total	$790	$783

(1)
“Audit fees” consist of professional services provided in connection with the audit of our annual consolidated financial statements and the review of our unaudited quarterly consolidated financial statements.

(2)
“Tax fees” consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by our auditors in 2024 and 2023 were approved in accordance with our policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://ir.monday.com/.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy card provided herewith and return it in the enclosed envelope, so that it is received by Broadridge no later than 11:59 p.m. ET on July 30, 2025, or received at our offices, to the attention of Ms. Shiran Nawi, Chief People and Legal Officer, no later than 8:00 a.m. (Israel time) on July 31, 2025. Alternatively, you may vote by telephone or over the Internet in accordance with the instructions on your proxy card.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including information regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of the Company’s website at https://ir.monday.com/. Shareholders may download a copy of these documents without charge at https://ir.monday.com/.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Jeff Horing,
Chair of the Board of Directors

June 26, 2025